Fangdd Network Group Ltd.

Room 4106, Building 12B1

Shenzhen Bay Ecological Technology Park

Nanshan District, Shenzhen, 518067

People’s Republic of China

August 3, 2022

VIA EDGAR

Mr. Kyle Wiley

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Fangdd Network Group Ltd. (the “Company”)

Responses to the Staff’s Comment Letter Dated July 20, 2023

File No. 001-39109

Dear Mr. Wiley and Ms. Thompson:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 20, 2023 (the “Comment Letter”) on Form 20-F for the fiscal year ended December 31, 2022 publicly filed with the Commission on April 19, 2023 (the “Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the year ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a), (b)(2) and (b)(3) of Item 16I, the Company respectfully submits that the Company has also reviewed the following publicly available documents in addition to its register of members in the Cayman Islands.

•	The beneficial ownership report on Schedule 13G/A filed by Yi Duan, CC NETWORK INTERNATIONAL LTD, Jiancheng Li, TIANYU NETWORK INTERNATIONAL LTD, Li Zhou, ZHOULI NETWORK INTERNATIONAL LTD, Jiaorong Pan, and XUANYU NETWORK INTERNATIONAL LTD on February 14, 2023 with respect to the Company’s securities.

•	The beneficial ownership report on Schedule 13D filed by Xi Zeng and ZX INTERNATIONAL LTD on December 9, 2022 with respect to the Company’s securities.

•	The beneficial ownership report on Schedule 13G/A filed by Merlinano Limited, CDH Venture Partners II, L.P. and CDH Venture GP II Company Limited on April 13, 2022 with respect to the Company’s securities.

The Company has not relied upon any legal opinions or third party certifications such as affidavits as the basis of its submission. To the Company’s best knowledge after examining the aforementioned Schedule 13Gs, Schedule 13Ds and the amendments thereto as well as the register of members, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of March 31, 2023 (the most recent practicable date disclosed in 2022 Form 20-F), except for Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company, controlled 70.8% of the Company’s voting power. As of March 31, 2023, Mr. Zeng held 161,396,567 Class B ordinary shares and 5,700,000 Class C ordinary shares through ZX INTERNATIONAL LTD, a company incorporated in the British Virgin Islands. Therefore, the Company is not owned or controlled by a governmental entity in the foreign jurisdiction.

In addition, the Company’s subsidiaries in the British Virgin Islands, Hong Kong, and Mainland China are wholly owned or controlled by the Company. Furthermore, the Company is the primary beneficiary of the VIE and its subsidiaries. It has the power to direct the activities of the VIE and the VIE’s subsidiaries that most significantly impact their economic performance, receive substantially all of the economic benefits of the VIE and the VIE’s subsidiaries, and have an exclusive option to purchase all or part of the equity interest in the VIE when and to the extent permitted by PRC law. Therefore, the Company’s subsidiaries, VIE and the VIE’s subsidiaries are not owned or controlled by a governmental entity in the foreign jurisdiction.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it conducted inquiries and collected questionnaires from the members of the boards of directors of the Company, its significant subsidiaries and consolidated foreign operating entities in relation to whether any of them is an official of the Chinese Communist Party. Each of those members of the boards of directors has confirmed in the respective questionnaire that she or he is not an official of the Chinese Communist Party during the term of serving as a director of the Company, its subsidiaries or consolidated foreign operating entities. In addition, the Company conducted internet research using keywords of the names of the members of the boards of directors of the Company, its subsidiaries and consolidated foreign operating entities, and reviewed whether the search results reveal that any of those directors is an official of the Chinese Communist Party. In terms of the members of the boards of directors who are employees of the Company, based on the employment profiles of the employees retained by the Company, the Company also confirmed that they are not officials of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Item 16I(b) use terms such as “us,” “our,” or “our company.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Fangdd Network Group Ltd. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully proposes to revise the disclosure in the last paragraph of “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in its future Form 20-F filings as follows (with changes marked in italics, deletions as strike-through and additions underlined):

“As of the date of this annual report, (i) no ordinary shares of ~~our company~~ Fangdd Network Group Ltd., its subsidiaries, the VIE and the VIE’s subsidiaries are held by governmental entities in Mainland China, Hong Kong, British Virgin Islands or Cayman Islands in which we are incorporated; (ii) no governmental entities in Mainland China, the jurisdiction of our former auditor, have a controlling financial interest with respect to ~~us~~ Fangdd Network Group Ltd., its subsidiaries, the VIE and the VIE’s subsidiaries; (iii) no member of the board of directors of ~~our company or our variable interest entities~~ Fangdd Network Group Ltd., its subsidiaries, the VIE and the VIE’s subsidiaries is an official of the Chinese Communist Party; and (vi) ~~our~~ the currently effective memorandum and articles of associate of each Fangdd Network Group Ltd., its subsidiaries, the VIE and the VIE’s subsidiaries do not contain charter or the text of charter of the Chinese Communist Party.”

*      *      *

If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Xi Zeng
Xi Zeng
Chief Executive Officer and Chairman of the Board of Directors

cc:	Jiaorong Pan, Chief Operating Officer, Fangdd Network Group Ltd.
Will H. Cai, Esq. Cooley LLP
Jie Zhang, Esq. Cooley LLP
Cheney Fu, Director, Audit Alliance LLP

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